Exhibit 99.4

                                                                                                                                      April 14, 2011

Advantage Oil & Gas Ltd.
Suite 700, 400 3rd Avenue S.W.
Calgary, Alberta, T2P 4H2

Attention:              Mr. Kelly Drader
President & Chief Financial Officer

Dear Sir:

Re:           Operating Credit Facility in favour of Advantage Oil & Gas Ltd.

We refer to the letter loan agreement dated as of July 29, 2009 between The Bank of Nova Scotia (“BNS”) and Advantage Oil & Gas Ltd. (the “Borrower”), as amended June 15, 2010 (collectively, the “Original Credit Agreement”), pursuant to which BNS made available to the Borrower an operating credit facility.  This letter loan agreement (as amended, renewed, extended, replaced or restated from time to time, this “Agreement”) amends and restates the Original Credit Agreement in its entirety.

Any capitalized term not defined herein or in Schedule “A” has the meaning given to it in the Fifth Amended and Restated Syndicated Credit Agreement dated as of April 14, 2011 between the Borrower as borrower, BNS as lead arranger, administrative agent and bookrunner, National Bank of Canada and Bank of Montreal as co-syndication agents, Royal Bank of Canada as documentation agent, and BNS, National Bank of Canada, Bank of Montreal, Royal Bank of Canada, Canadian Imperial Bank of Commerce, Union Bank, Canada Branch, Alberta Treasury Branches, BNP Paribas (Canada), HSBC Bank Canada and other persons from time to time as lenders (as such agreement may be amended, renewed, extended, replaced or restated from time to time being referred to herein as the “Syndicated Credit Agreement”).

1.	Operating Facility and Term Facility

Revolving, extendable, committed credit facility (the “Operating Facility”) in the maximum principal amount of Cdn. $20,000,000 (or the U.S. Dollar equivalent thereof) under which is available Canadian Dollar Prime Rate Loans (by direct disbursement and an overdraft account (the “Operating Account”)), Bankers Acceptances and  Cdn. Dollar Letters of Credit and U.S. Base Rate Loans (by direct disbursement and at the Borrower’s option, by overdraft) and U.S. Dollar Letters of Credit.  The Borrower may borrow, repay and reborrow under the Operating Facility.

Upon the Term Conversion Date, the Operating Facility shall be cancelled and replaced by a non-revolving, committed term credit facility (the “Term Facility”) under which Accommodations will be available, by way of rollovers and conversions only, of Prime Rate Loans, Bankers’ Acceptances and Letters of Credit denominated in Canadian Dollars, and U.S. Base Rate Loans and Letters of Credit denominated in U.S. Dollars.  Any amounts repaid under the Term Facility may not be re-borrowed.

2.	Booking Point

Calgary Business Support Centre
PO Box 53069, Marlborough CRO
Calgary, AB T2A 7P1 (the “Branch”)

3.	Purpose

For general corporate purposes of the Borrower.

4.	Credit Accommodations

Subject to the terms and conditions hereof, the Borrower shall be entitled to make the following Accommodations under the Operating Facility by way of advances, rollovers and conversions, and under the Term Facility by way of rollovers and conversions:

(a)	Prime Rate Loans in Canadian Dollars, bearing interest at the Prime Rate plus the Prime Rate Margin per annum, calculated on the basis of a 365 or a 366 day year and payable monthly in arrears;

(b)	U.S. Base Rate Loans in U.S. Dollars, bearing interest at the U.S. Base Rate plus the Base Rate Margin per annum, calculated on the basis of a 365 or 366 day year and payable monthly in arrears;

(c)
Bankers’ Acceptances in Canadian Dollars and in minimum amounts of Cdn. $100,000 and multiples of Cdn. $100,000 thereafter, for terms of 30 to 180 days, subject to availability, with no such term to extend beyond the Term Maturity Date.  The Borrower shall pay to BNS upon the issuance of a Bankers’ Acceptance a fee calculated on the basis of the BA Margin, the face amount of each Bankers’ Acceptance and the number of days from issuance to maturity, on the basis of a 365 day year, subject to a minimum fee of [Redacted] (the “Stamping Fee”). The issuance of any Bankers’ Acceptance shall be treated as an Accommodation under the Operating Facility for the face amount thereof so long as such Bankers’ Acceptance remains outstanding.

Each Bankers’ Acceptance may be converted to another Accommodation, but only on the maturity date of such Bankers Acceptance (provided no termination or demand in respect of the Credit has been made prior to such maturity).  Any Bankers’ Acceptance not paid by the Borrower on its maturity date will be paid by BNS and such payment shall constitute a Prime Rate Advance.

(d)
Letters of Credit denominated in Canadian Dollars or U.S. Dollars.  The issuance of a Letter of Credit shall be treated as an Accommodation for the face amount of such Letter of Credit so long as such Letter of Credit remains outstanding.  Issuance of each Letter of Credit will be conditional upon the Borrower executing BNS’s standard Letter of Credit reimbursement agreement and related documentation.  A Letter of Credit shall not have a term to expiry of more than 365 days unless otherwise agreed by BNS.  Upon the issuance of a Letter of Credit, the Borrower shall pay to BNS a Letter of Credit Fee calculated in the manner set out in Schedule “B”.

Except as otherwise provided herein, matters relating to mechanics of drawdown, conversion or rollover of, and of the calculation and payment of interest and fees in respect of, Accommodations under the Operating Facility shall be governed, in the case of Letters of Credit, by Schedule “B” hereto, and in the case of any other type of Accommodation shall conform, mutatis mutandis, to the mechanics of drawdowns, conversions and rollovers of, and of the calculation and payment of interest and fees in respect of, the same type of Accommodations under the Syndicated Credit Agreement.  Further, all matters relating to the administration of the Operating Facility and the Term Facility as credit facilities and the rights and remedies of BNS as lender, including upon the occurrence of any Events of Default, and any waivers of or restrictions upon the rights of the Borrower, the administration of loans, shall conform, mutatis mutandis, to the provisions relating to such matters in the Syndicated Credit Agreement. Without limiting the foregoing, Sections 1.2 to 1.8, 1.10 and 1.12 to 1.16 and Articles 2, 3, 4, 6, 7, 12, 14 and 16 of the Syndicated Credit Agreement shall apply to Accommodations under this Agreement and govern the relationship between the Borrower and BNS, mutatis mutandis, except as otherwise provided in this Agreement.

5.	Standby Fee

The Borrower shall pay to BNS, quarterly in arrears on the first Business Day of the month following the preceding fiscal Quarter, a standby fee in Canadian Dollars equal to the Standby Margin multiplied by an amount equal to the difference on such day between the total authorized amount of the Operating Facility and the total Accommodations outstanding, calculated for each day during such period that the Operating Facility is available to the Borrower (the “Standby Fee”).

To the extent that Accommodations are in U.S. Dollars, BNS will, for the purposes of calculating the amount of the Standby Fees only but not otherwise, convert such Accommodations into Cdn. Dollars in the manner specified in the Syndicated Credit Agreement.

6.	Interest, Applicable Margins and Fees

The Margins will vary on the basis of the Consolidated Debt to Cash Flow Ratio as at the end of each fiscal quarter and in accordance with the following pricing grid:

Level	Consolidated Debt to Cash Flow Ratio	BA Margin	Prime Rate Margin / U.S. Base Rate Margin	Standby Margin
1	[Redacted]	[Redacted]	[Redacted]	[Redacted]
2	[Redacted]	[Redacted]	[Redacted]	[Redacted]
3	[Redacted]	[Redacted]	[Redacted]	[Redacted]
4	[Redacted]	[Redacted]	[Redacted]	[Redacted]
5	[Redacted]	[Redacted]	[Redacted]	[Redacted]

As of Closing, the Margins will be based on Level 1.

Whenever this Agreement calls for a change in a Margin by reason of a change in the Consolidated Debt to Cash Flow Ratio, each such change shall be effective on the first day following the end of the Quarter in which the Compliance Certificate disclosing (or which would disclose) the change of the Consolidated Debt to Cash Flow Ratio giving rise to such change in the Margin is delivered or deliverable by the Borrower to BNS.  In respect of Loans and Standby Fees, the Borrower shall pay interest and Standby Fees calculated with reference to the new Margin effective on the first day following the end of such Quarter, notwithstanding that any Accommodation was made prior to such date.  In the case of any outstanding Bankers’ Acceptances, the Stamping Fee will be adjusted to reflect the change in the BA Margin to the end of the remaining term of each outstanding Bankers’ Acceptance.  In the case of Letter of Credit Fees, there shall be no adjustment of any Letter of Credit Fee but rather the applicable Letter of Credit Fee shall be determined at the time of the Accommodation of the Letter of Credit.  BNS is hereby authorized to make such adjustments in such manner and at such time as BNS determines is practicable.

Notwithstanding the forgoing, in the case of a Compliance Certificate deliverable pursuant to Subsection 11.1(l) of the Syndicated Credit Agreement that relates to the financial statements deliverable pursuant to Subsections 11.1(j) of the Syndicated Credit Agreement, any change in the Margins called for by reason of a change in the Consolidated Debt to Cash Flow Ratio shall be made retroactively to the first day following the end of the Quarter which follows the four Quarter accounting period to which the Compliance Certificate relates.

7.	Calculation & Payment of Interest and Fees

(a)
Interest Rate Loans.  The Borrower shall pay interest on Prime Rate Accommodations at the Prime Rate per annum plus the Prime Rate Margin, calculated (but not compounded) daily and compounded and payable monthly in arrears, on the first Business Day of each month for the immediately preceding month.

(b)
U.S. Base Rate Loans. The Borrower shall pay interest on U.S. Base Rate Accommodations at the U.S. Base Rate per annum plus the Base Rate Margin, calculated (but not compounded) daily and compounded and payable monthly in arrears, on the first Business Day of each month for the immediately preceding month.

(c)
Stamping Fees.  The Borrower shall pay to BNS the Stamping Fee with respect to each Accommodation of Bankers’ Acceptance on the date of acceptance thereof by BNS either by direct payment to BNS or by deduction of the Stamping Fee from the proceeds of the Bankers’ Acceptance.

(d)	Letter of Credit Fees. The Borrower shall pay to BNS, upon the issuance of a Letter of Credit, the Letter of Credit Fees thereon.

(e)
Default of Payment.  Amounts owing in Canadian Dollars which are not paid when due shall bear interest at that annual rate per annum equal to the Prime Rate plus [Redacted] bps.  Amounts owing in U.S. Dollars which are not paid when due shall bear interest at that annual rate per annum equal to the U.S. Base Rate plus [Redacted] bps.  Interest payable under this paragraph shall be calculated daily for the actual number of days elapsed, be payable upon demand and, to the extent permitted by law, compounded monthly until paid.  The rights of BNS under this paragraph shall continue to apply from the date of non payment for so long as such failure to pay shall continue, both before and after demand and judgment.

(f)
Interest Act (Canada). Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

8.	Repayment

(a)
Term Conversion Date.  Subject to any extension of the Operating Facility, on the Term Conversion Date the revolving commitment of BNS will be automatically cancelled and the aggregate principal amount of Accommodations outstanding under the Operating Facility shall be converted to a term commitment of BNS under the Term Facility.  Accommodations by way of Rollover or Conversion under the Term Facility shall be available for the period from and after the Term Conversion Date until the Term Maturity Date.

(b)
Extension. The Borrower may request from time to time that the Term Conversion Date be extended for a period not to exceed 364 days by giving notice to BNS not more than ninety (90) days and not less than sixty (60) days before the then current Term Conversion Date and will after that time provide all financial and other information as BNS request.  Upon receipt by BNS of the Borrower’s request for an extension of the then applicable Term Conversion Date, BNS may elect in its sole and absolute discretion to either grant or decline the extension and shall communicate its response to the Borrower by not later than 30 days prior to the then applicable Term Conversion Date.  If BNS has not responded favourably to the request for such extension within thirty (30) days of receiving such request, the request is deemed to be declined.  If BNS approves a requested extension of the Term Conversion Date, the Term Conversion Date shall be extended.  If BNS does not approve the request, the Operating Facility will be cancelled and converted in the manner described above.

(c)
Term Maturity Date. On the Term Maturity Date, all Accommodations outstanding under the Term Facility, together with all other Operating Obligations, will become due and payable in full, and the Term Facility and the commitment of BNS thereunder will be automatically terminated at that time.

(d)
Prepayment.  The Borrower may repay any amounts outstanding under the Operating Facility or Term Facility in whole or in part without penalty, provided that Bankers’ Acceptances may only be repaid on their maturity.

(e)
Borrowing Base Shortfall and Excesses.  If at any time there exists a Borrowing Base Shortfall, the Borrower shall at the request of BNS eliminate or collateralize the Borrowing Base Shortfall in the manner contemplated in Section 5.5 of the Syndicated Credit Agreement.  If, due to exchange rate fluctuations or for any other reason, the equivalent amount in Canadian Dollars of Accommodations exceeds Cdn. $20,000,000, the Borrower shall, at the request of BNS, eliminate such excess by repaying a portion of the Accommodations equal to the amount of such excess, or by depositing with BNS cash collateral in an amount equal to such excess, or by some combination thereof.  Any portion of the Operating Facility which is unutilized may be cancelled by the Borrower on notice to BNS.

(f)
Outstanding Bankers’ Acceptances and Letters of Credit .  If, at any time prior to the maturity date of any Bankers’ Acceptances or Letters of Credit issued hereunder, the Operating Facility or Term Facility is terminated, the Borrower shall pay to BNS, on demand, with respect to each such Bankers’ Acceptances or Letters of Credit, for deposit into a cash collateral account, an amount equal to BNS’s maximum potential liability under such Bankers’ Acceptances and Letters of Credit (the “Escrow Funds”).  Upon any such potential liability being satisfied and discharged, and provided all Secured Obligations of the Borrower have been satisfied, the Borrower shall be entitled to the return to it of any remaining Escrow Funds (together with any interest earned thereon and remaining therein at the rates of BNS as may be applicable in respect of other deposits of similar amounts for similar terms).

9.	Events of Default and Remedies

Upon the occurrence of any Event of Default which has not been remedied or waived and which is continuing, BNS shall be entitled, by notice in writing to the Borrower, to declare the commitment and the right of the Borrower to obtain Accommodation under the Operating Facility and the Term Facility, to be terminated, and declare the Operating Obligations (whether matured or unmatured) outstanding hereunder (including the face amount of all Bankers’ Acceptances and Letters of Credit) to be immediately due and payable without further demand, presentation, protest, days of grace or other notice of any kind, all of which are expressly waived by the Borrower, provided that upon the occurrence of an Event of Default specified in Section 12.1(h) or 12.1(i) of the Syndicated Credit Agreement, BNS’ commitment hereunder shall automatically terminate and all Operating Obligations shall automatically become due and payable without any requirement that notice be given to the Borrower.  In any such event, the Borrower shall immediately pay to BNS all amounts owing or payable in respect of the Operating Obligations, failing which all rights and remedies of BNS hereunder and under the Security Documents shall thereupon become enforceable.

10.	Security

The Operating Obligations shall, together with the other Secured Obligations, be secured by the Security Documents now or hereafter delivered in connection with the Syndicated Credit Agreement by the Borrower or any Material Subsidiary to the Agent for and on behalf, inter alia, of  BNS.

The Borrower and BNS agree that the Secured Obligations shall rank pari passu with each other and shall be equally and rateably secured by the Security Interests created by the Security Documents. The Borrower covenants and agrees that, except for Permitted Encumbrances which have priority to the Security Interests created by the Security Documents by operation of law, the Security Interests created by the Security Documents shall be paramount and first ranking Security Interests securing the Secured Obligations and the Guarantors’ indebtedness, liabilities and obligations under their guarantees thereof.  Nothing herein shall constitute a subordination of the Security Interests created by the Security Documents to any Permitted Encumbrances.

11.	Representations and Warranties

The Borrower hereby represents and warrants all of the representations and warranties which are contained in Article 10 of the Syndicated Credit Agreement, which representations and warranties are incorporated herein by reference, mutatis mutandis, and acknowledges that BNS is relying upon such representations and warranties in entering into this Agreement.

12.	Covenants

The Borrower covenants and agrees to abide by the covenants contained in Article 11 of the Syndicated Credit Agreement, which covenants are incorporated herein by reference, mutatis mutandis. Without limiting the generality of the last sentence, the Borrower shall:

(a)	ensure that at the end of each Quarter, the ratio of Cash Flow to Interest Expense, determined on a rolling four quarter basis, equals or exceeds 3.5:1.0; and

(b)	deliver to BNS, within the periods contemplated in the Syndicated Credit Agreement, the Compliance Certificates contemplated by the Syndicated Credit Agreement.

13.	Conditions to Utilization

This Agreement shall become effective upon the satisfaction by the Borrower of the conditions precedent in Article 8 of the Syndicated Credit Agreement, which conditions may be waived in whole or in part by BNS on such terms as BNS determines.

14.	Notice

The Borrower shall give to BNS same Business Day’s notice of Accommodation by way of Prime Rate Loan or U.S Base Rate Loan and two (2) Business Days’ notice of Accommodation by way of a Bankers’ Acceptance or Letter of Credit.  Notices to BNS hereunder must be given prior to 11:00 a.m. (Mountain Standard time) on a Business Day in order to be effective on that Business Day.

Receipt by BNS of a cheque or wire transfer drawn on an account of the Borrower maintained at a branch of BNS shall constitute notice to BNS of a drawdown by way of a Prime Rate Accommodation under the Operating Facility.

BNS may rely upon oral (including telephone) instructions from persons believed, in good faith, to be individuals previously designated by the Borrower in writing as being properly authorized to make such requests and whose authority has not been revoked by the Borrower in writing, and the Borrower assumes all risks associated with giving such oral instructions.  Each notice or communication given by the Borrower shall be binding on it and shall not be revocable without consent of BNS.

15.	General Indemnity

The Borrower hereby indemnifies and agrees to defend and save harmless BNS and its officers, directors and employees (collectively the “Indemnified Parties”) from all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and its own client basis) (subject to their obligations under applicable law to mitigate) any of them may sustain or incur by reason of any claims, demands, actions, or proceedings of or by any person arising from, caused by or related to:

(a)	any default by the Borrower or any Subsidiary of the Borrower under this Agreement or any document or instrument provided pursuant hereto; or

(b)	any representation and warranty made by the Borrower or any Subsidiary of the Borrower contained in this Agreement or any document or instrument provided pursuant hereto being untrue or incorrect;

save and except to the extent attributable to gross negligence or wilful misconduct of such Person.

16.	Indemnity for Environmental Hazards

The Borrower hereby indemnifies and agrees to defend and hold harmless the Indemnified Parties forthwith on demand by BNS from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) (subject to their obligations under applicable law to mitigate) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with the Operating Facility or the Term Facility with respect to any environmental claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to such Borrower or any of its Subsidiaries) or the past, present or future condition of any part of the property owned, operated or leased by the Borrower or by any of its Subsidiaries (or any such predecessor in interest). Notwithstanding the foregoing, provided the Borrower is not in default in its obligations under this Agreement and there exist no subsisting Event of Default:

(a)	BNS shall give notice to the Borrower of any claim for indemnity, including the particulars of such claim, before enforcement of the right to indemnification;

(b)
the Indemnified Parties will not settle any claim in respect of which they seek indemnity from the Borrower pursuant to this section without the Borrower’s consent, such consent not to be unreasonably withheld; and

(c)
the Indemnified Parties shall permit the Borrower to defend any such claim on condition that the Borrower has no conflict of interest with the Indemnified Parties in so doing, the Indemnified Parties are not prejudiced by the Borrower’s defence of the claim and the Borrower keeps the Indemnified Parties fully apprised of the status of any proceedings relating to such claim.

The foregoing indemnity shall not apply in favour of an Indemnified Party in respect of a claim against that Indemnified Party which is caused by the gross negligence or wilful misconduct of that Indemnified Party.

17.	Expenses

The Borrower shall pay and reimburse BNS for all reasonable fees and out-of-pocket expenses (including without limitation legal fees and disbursements on a solicitor and its own client basis) of BNS relating to the negotiation and preparation of this Agreement and the Security Documents and the administration and enforcement of the rights of BNS hereunder or thereunder, forthwith upon demand by BNS.

18.	Payments

Unless otherwise directed by the appropriate party, all disbursements to the Borrower shall be made into an account designated by the Borrower and all payments to BNS shall be made in Canadian or U.S. currency by depositing such payments (whether by wire transfer or otherwise) into an account designated by BNS at the Branch for value on the due date.  The Borrower authorizes and directs BNS to automatically debit any bank accounts of the Borrower for all amounts payable under this Agreement, including but not limited to, the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts.

19.	Evidence of Indebtedness

The Borrower acknowledges that the actual recording of any Accommodation under the Operating Facility and Term Facility and interest, fees and other amounts due therefor under this Agreement in an account of the Borrower maintained by BNS in respect thereof and payments made under the Operating Facility and Term Facility in accordance with this Agreement shall constitute, except for manifest error, prima facie evidence of the Borrower’s obligations from time to time under this Agreement in respect of the Operating Facility and Term Facility; provided that the failure of BNS to record same in such account shall not affect the obligation of the Borrower to pay or repay such obligations in accordance with this Agreement.

20.	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect any other provision herein and the Agreement shall be construed as if the invalid or unenforceable provision had been omitted.

21.	Judgment Currency

The obligation of the Borrower hereunder to make payments in U.S. Dollars shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into Canadian dollars except to the extent to which such tender or recovery shall result in the effective receipt by BNS of the full amount of U.S. dollars so payable hereunder.  Accordingly, the obligation of the Borrower shall be enforceable as an alternative or additional cause of action for the purpose of recovery in Canadian dollars of the amount (if any) by which such effective receipt shall fall short of the full amount of U.S. dollars so payable hereunder and shall not be affected by any judgment being obtained for any other sums due hereunder.

22.	Further Assurances

The Borrower will from time to time promptly upon request by BNS do and execute all such acts and documents as may be reasonably required by BNS to give effect to this Agreement, the Operating Facility and the Security Documents.

23.	Application of Payments

At any time that an Event of Default has occurred and is continuing, all moneys received or realized by BNS may be applied on such parts of the Secured Obligations as BNS may determine, and as is provided in the Syndicated Credit Agreement.

24.	Waiver

No delay on the part of BNS in exercising any right, remedy or privilege will operate as a waiver thereof, and no waiver of any breach hereunder will be effective unless made in writing and signed by an authorized officer of BNS, or will be applicable to any subsequent or other breach.

25.	Non-Merger

This Agreement shall not merge upon the execution and delivery of the Security and other loan and security documents contemplated hereby, but shall remain in full force and effect thereafter.  In the case of any conflict or inconsistency between this Agreement and any other loan and security document in respect of the Operating Facility, this Agreement shall prevail.

26.	Assignment

The Borrower may not assign any of its rights and obligations under this Agreement.  BNS shall be entitled to assign its rights, remedies and obligations under this Agreement and the Security Documents with the consent of the Borrower, unless there has occurred and is continuing an Event of Default, in which event no such consent is required.

27.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

28.	Counterparts

This Agreement may be executed in any number of counterparts (including by way of facsimile, which shall be treated as originals for all purposes), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

Please indicate your acceptance of this Agreement by signing and returning the enclosed duplicate copy of this letter. The Borrower hereby acknowledges its receipt of a true copy of this Agreement and by its execution hereof consent to all of its terms.

Yours truly, THE BANK OF NOVA SCOTIA Per: signed "Authorized Signatory" Name: Title: Dirctor Per: signed "Authorized Signatory" Name: Title:
Accepted as of the 14th day of April, 2011. ADVANTAGE OIL & GAS LTD. Per: signed "Authorized Signatory" Name: Title:

Schedule “A”
Advantage Oil & Gas Ltd.
Operating Credit Agreement

Definitions

In this Agreement, unless something in the context or subject matter is inconsistent therewith, capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Syndicated Credit Agreement, and the following capitalized terms have the meanings set out below:

“Accommodation” means Prime Rate Loans or U.S. Base Rate Loans made, or deemed made, or Bankers’ Acceptances accepted, purchased or issued, as the case may be, under the Operating Facility or the Term Facility, or any Rollover or Conversion thereof.

“bps” means basis points, each basis point being one one-hundredth (1/100%) of one percent.

“Business Day” means a day, other than (a) Saturday and Sunday, (b) in respect to matters hereunder relating to Canadian Dollars, a day on which commercial banking institutions are required to be closed in Calgary, Alberta, Canada or Toronto, Ontario, Canada and, (c) in respect of any matters hereunder relating to U.S. Dollars, a day on which commercial banking institutions are required to be closed in New York, New York.

“International Standby Practices” means, with respect to any standby Letter of Credit, International Standby Practices (ISP98) as promulgated by the Institute of International Banking Law & Practice, Inc., or any successor code of standby letter of credit practices among banks adopted by BNS in the ordinary course of its business as a standby letter of credit issuer and in effect at the time of issuance of such Letter of Credit.

“Letter of Credit” has the meaning set out in Section 1 of Schedule “B”.

“Letter of Credit Application” has the meaning set out in Section 1 of Schedule “B”.

“Letter of Credit Fee” has the meaning set out in Section 2 of Schedule “B”.

“Margin” means a margin, used for the purposes of determining the rate of interest applicable to Prime Rate Accommodations (the “Prime Rate Margin”), U.S. Base Rate Accommodations (the “Base Rate Margin”), the Stamping Fees applicable to Bankers’ Acceptances and the Letter of Credit Fees applicable to Letters of Credit  (the “BA Margin”) and the Standby Fees (the “Standby Margin”), expressed as bps, and as a rate per annum based on a year of 365 or 366 days in the case of Prime Rate Advances and U.S Base Rate Advances, and a year of 365 days in the case of Bankers’ Acceptances.

“Maximum Drawing Amount” means the maximum aggregate amount that the beneficiaries may at any time draw under an outstanding Letter of Credit, as such aggregate amount may be reduced from time to time pursuant to the terms of such Letter of Credit.

“Operating Obligations” means, at any particular time, all of the then indebtedness, liabilities and obligations, absolute or contingent, direct or indirect, matured or unmatured, liquidated or unliquidated, of the Borrower to BNS arising under the Operating Facility or Term Facility or created by reason of or in respect of this Agreement or any of the Security Documents, including without limitation, all principal, unpaid interest, all fees due under this Agreement, the face amount of any Letter of Credit or Bankers’ Acceptance issued under this Agreement, and all costs or expenses of BNS and any other sums payable to BNS under the terms of this Agreement or the Security Documents or otherwise pertaining to the Operating Facility or the Term Facility.

“Reimbursement Obligation” means the obligation of the Borrower to reimburse BNS on account of any drawing under any Letter of Credit as provided in Section 4 of Schedule “B”.

“Term Conversion Date” means June 17, 2011, as such date may be extended hereunder.

“Term Maturity Date” means the date that is one (1) year after the Term Conversion Date.

“Uniform Customs” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 or any successor version thereto generally adopted by BNS in the ordinary course of its business as a letter of credit issuer and in effect at the time of issuance of such Letter of Credit.

Schedule “B”
Advantage Oil & Gas Ltd.
Operating Credit Agreement

Letters of Credit

1.	Commitment to Issue Letters of Credit

Subject to the terms and conditions set forth in this Agreement, upon the execution and delivery by the Borrower of a letter of credit application on the customary form of BNS (a “Letter of Credit Application”), completed to the satisfaction of BNS, BNS agrees to issue, extend and renew for the account of the Borrower one or more standby or documentary letters of credit (individually, a “Letter of Credit”), in such form as may be requested from time to time by the Borrower and agreed to by BNS; provided, however, that, after giving effect to such request the sum of the aggregate Maximum Drawing Amounts and all unpaid Reimbursement Obligations shall not exceed Cdn. $20,000,000 at any one time.

2.	Letter of Credit Fees

The Borrower shall, on the date of issuance or any extension or renewal of any Letter of Credit and at such other time or times as such charges are customarily made by BNS, pay a fee (in each case, a “Letter of Credit Fee”) to BNS (i) in respect of each standby Letter of Credit calculated on the basis of the BA Margin and the Maximum Drawing Amount of such standby Letter of Credit, provided that for non-financial Letters of Credit, the Letter of Credit Fee shall be two thirds of the Letter of Credit Fee calculated using the Applicable Pricing Margin, and (ii) in respect of each documentary Letter of Credit, which shall be BNS’s customary fees in connection with issuance, advice, confirmation, negotiation, document examination, amendment and similar functions with respect thereto, which fees BNS agrees to advise the Borrower of prior to the issuance of any such Letter of Credit.

Where during the term of a Letter of Credit, the Letter of Credit is returned to BNS and cancelled, then so long as no Event of Default has occurred and is continuing, BNS shall reimburse to the Borrower a portion of the Letter of Credit Fee received by it, calculated by dividing the number of days remaining in the original term of such Letter of Credit by the total number of days in the original term thereof, and multiplying the quotient thereof by the amount of such Letter of Credit Fee received by BNS.

3.	Terms of Letters of Credit

Each Letter of Credit issued, extended or renewed hereunder shall, among other things, (a) provide for the payment of sight drafts for honour thereunder when presented in accordance with the terms thereof and when accompanied by the documents described therein, and (b) have an expiry date of not greater than 365 days from the date of issuance, extension or renewal, and in any event no later than the date which is fourteen (14) days prior to the Term Maturity Date. Each Letter of Credit so issued, extended or renewed shall be subject to the Uniform Customs or, in the case of a standby Letter of Credit, either the Uniform Customs or the International Standby Practices.

4.	Reimbursement Obligation of the Borrower

In order to induce BNS to issue, extend and renew any Letter of Credit, the Borrower hereby agrees to reimburse or pay to BNS, with respect to each Letter of Credit issued, extended or renewed by BNS hereunder (such obligation to reimburse or pay being a “Reimbursement Obligation”):

(a)
on each date that any draft presented under such Letter of Credit is honored by BNS, or BNS otherwise makes a payment with respect thereto, (i) the amount paid by BNS under or with respect to such Letter of Credit, and (ii) the amount of any taxes, fees, charges or other costs and expenses whatsoever incurred by BNS in connection with any payment made by BNS under, or with respect to, such Letter of Credit;

(b)
upon the reduction (but not termination) of the amount available hereunder to an amount less than the Maximum Drawing Amount, an amount equal to such difference, which amount shall be held by BNS as cash collateral for all Reimbursement Obligations until all Letters of Credit have been paid or have expired undrawn, whereupon any amounts remaining with BNS as cash collateral shall be paid to the Borrower so long as no Event of Default has occurred and is continuing; and

(c)
upon the termination of the commitment of BNS under the Operating Facility or the Term Facility, or the acceleration of the Reimbursement Obligations with respect to all Letters of Credit in accordance with this Agreement, an amount equal to the then aggregate Maximum Drawing Amounts of all Letters of Credit, which amount shall be held by BNS as cash collateral for all Reimbursement Obligations until all Letters of Credit have been paid or have expired undrawn, whereupon any amounts remaining with BNS as cash collateral shall together with any interest accrued thereon be paid to the Borrower so long as no Event of Default has occurred and is continuing.

Each such payment shall be made to BNS at the Branch in immediately available funds and in Canadian Dollars for Canadian Dollar Letters of Credit, and in U.S. Dollars for U.S. Dollar Letters of Credit.  Interest on any and all amounts remaining unpaid by the Borrower under this Section 4 at any time from the date such amounts become due and payable (whether as stated in this Section 4, by acceleration or otherwise) until payment in full (whether before or after judgment) shall be payable to BNS on demand at the rate specified for Prime Rate Loans, in the case of Canadian Dollar Letters of Credit, and for U.S. Base Rate Loans, in the case of U.S. Dollar Letters of Credit.

5.	Letter of Credit Payments

If any draft shall be presented or other demand for payment shall be made under any Letter of Credit, BNS shall notify the Borrower of the date and amount of the draft presented or demand for payment and of the date and time when it expects to pay such draft or honor such demand for payment.  The Borrower’s obligations under Section 4 shall be absolute and unconditional under any and all circumstances and irrespective of the occurrence of any Event of Default or any condition precedent whatsoever or any setoff, counterclaim or defense to payment which the Borrower may have or have had against BNS or any beneficiary of a Letter of Credit.  The Borrower further agrees with BNS that, except for liability resulting from the gross negligence or willful misconduct of BNS, BNS shall not be responsible for, and the Borrower’s Reimbursement Obligations under Section 4 shall not be affected by, the validity or genuineness of documents or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, fraudulent or forged (unless BNS had actual knowledge of such invalidity, fraud or forgery), or any dispute between or among the Borrower, the beneficiary of any Letter of Credit or any financing institution or other party to which any Letter of Credit may be transferred or any claims or defenses whatsoever of the Borrower against the beneficiary of any Letter of Credit or any such transferee.  BNS shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, unless resulting from its gross negligence or willful misconduct.  The Borrower agrees that any action taken or omitted by BNS under or in connection with each Letter of Credit and the related drafts and documents, if done in good faith and in conformity with the Uniform Customs or International Standby Practices, as applicable to such Letter of Credit, shall be binding upon the Borrower and shall not result in any liability on the part of BNS to the Borrower.

6.	Reliance by BNS

To the extent not inconsistent with Section 5, BNS shall be entitled to rely, and shall be fully protected in relying upon, any Letter of Credit, draft, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel, independent accountants and other experts selected by BNS.